PRESS RELEASE

Klondex Reports on Midas Infill Drilling Program

Vancouver, BC – September 10, 2014 – Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) (“Klondex” or the “Company”) today provides an update on recent underground infill and exploration drilling from its Midas Mine, near Winnemucca, Nevada. More than 100 core holes have been drilled since Klondex purchased the property, totaling approximately 18,288 m (60,000 ft). The drilling was included in the original 2014 drilling budget (see TABLE 1 for all drill results). The current drilling program supports the Company’s development and exploration program scheduled to begin in late September (see press release dated September 4, 2014).

ADVANCE
Advance infill drilling on the 905 vein at planned production Spirals 8 and 9 has produced encouraging results for potentially increasing the mineral resources (see FIGURE 1). Sixty-six (66) core holes have been completed along approximately 914 m (3,000 ft) of vein strike at 23 to 38 m (75 to 125 ft) centers. Results of this program support the existing inferred mineral resource estimate and have provided additional information for use in mine planning (see FIGURE 2 and FIGURE 3). Engineering is underway, incorporating these zones into production planning.

Highlights from the 905 Vein at Spirals 8 and 9 include (from North to South):

Intercept	Au Grade	Ag Grade	Au Equiv. Grade	Length
MUC-02554	37 g/t (1.1 opt) Au	68 g/t (2 opt) Ag	37 g/t (1.1 opt)	0.7 m (2.3 ft)
MUC-02502	48 g/t (1.4 opt) Au	11,251 g/t (329 opt) Ag	226 g/t (6.6 opt)	0.4 m (1.4 ft)
MUC-02495	41 g/t (1.2 opt) Au	3,180 g/t (93 opt) Ag	90 g/t (2.6 opt)	0.3 m (1.1 ft)
MUC-02529	99 g/t (2.9 opt) Au	2,223 g/t (65 opt) Ag	133 g/t (3.9 opt)	0.4 m (1.4 ft)
MUC-02532	38 g/t (1.1 opt) Au	1778 g/t (52 opt) Ag	65 g/t (1.9 opt)	0.8 m (2.6 ft)
*AuEq calculated using 63:1 Au to Ag conversion ($1200/oz Au and $19/oz Ag)

DEVELOP
Drilling and technical work to develop additional mineral resources is focused on remnant areas adjacent to historically mined veins and on the Queen Vein south of current workings (FIGURE 4). Identification of drill targets adjacent to historically mined veins has been driven by two factors: 1) a lack of drilling on vein edges, and 2) Klondex’s ability to mine narrower stopes using more selective mining methods. Forty-two Remnant Targets have been identified at Midas. Drilling on the first three of these targets has identified a combination of indicated and inferred mineral resources the Company intends to mine, located very near to existing infrastructure (See FIGURE 5, FIGURE 6 and FIGURE 7).

Significant intercepts from the Remnant drilling program include:

Intercept	Au Grade	Ag Grade	Au Equiv. Grade*	Length
Remnant Area 305 Vein North
MUC-02577	87.3 g/t (2.5 opt) Au	864 g/t (25 opt) Ag	101 g/t (2.9 opt)	0.3 m (0.9 ft)
MUC-02586	121.3 g/t (3.5 opt) Au	672 g/t (20 opt) Ag	132 g/t (3.8 opt)	0.3 m (1.1 ft)
Remnant Area 205 Vein North
MUC-02589	25.0 g/t (0.7 opt) Au	349 g/t (10 opt) Ag	31 g/t (0.9 opt)	2.4 m (7.8 ft)
MUC-02592	40.0 g/t (1.2 opt) Au	168 g/t (5 opt) Ag	43 g/t (1.3 opt)	0.6 m (2.0 ft)

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Remnant Area 105 Vein Central
MUC-02537	10.0 g/t (0.3 opt) Au	202 g/t (6 opt) Ag	13 g/t (0.4 opt)	2.9 m (9.4 ft)
MUC-02539	9.7 g/t (0.3 opt) Au	184 g/t (5 opt) Ag	12 g/t (0.4 opt)	1.9 m (6.3 ft)
MUC-02538	8.9 g/t (0.3 opt) Au	161 g/t (5 opt) Ag	11 g/t (0.3 opt)	1.2 m (3.9 ft)
*AuEq calculated using 63:1 Au to Ag conversion ($1200/oz Au and $19/oz Ag)

Technical work has also been advancing to prepare a mineral resource estimate on the Queen Vein, located immediately south of current Midas underground workings. Metallurgical assessment, geologic modeling, and block modeling on drill intercepts at 90 foot centers will be used to quantify a potential mineral resource.

Paul Huet, Klondex’s President and CEO, commented: “We are very committed to Midas and remain focused on our goal to increase its mineral resource. This accelerated exploration program is quickly producing encouraging results within close proximity to the existing mine workings.”

Channel assays were completed by Klondex laboratories and Dave Francisco Lab (Fallon, Nevada). Drill assays were analyzed by American Assay Labs (Sparks, Nevada). All assay programs were under Klondex staff supervision and best practice quality control systems.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Cindy Williams of GeoInsights Inc. is the Independent Qualified Person (SME #4038498 and SEG #865470), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person
Cindy Williams, BSc, MSc Geology, Principal at GeoInsights Inc, a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), reviewed and is responsible for the technical information contained in this press release.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing, extent and success of exploration, development and metallurgical sampling activities, the timing and success of mining operations, the timing and completion of an updated mineral resource estimate in respect of the Midas Project, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com